FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of	March	, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: March 10, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Update

Oakville, Ontario, March 10, 2003, - BENNETT Environmental Inc., is a North American leader in the high temperature treatment of contaminated soils. This update is being released in order to inform shareholders of recent progress made by BENNETT on several fronts.

Sales

Bidding activity is at an all time high and we are submitting bids weekly on projects expected to come to market this year. As expected, 2003 will be our best year yet and the Company is expecting a further 50% sales increase over 2002 record levels. Sales projections for 2003 are in a range of $70M — $75M Can. As of the end of December 2002 contract backlog was already at $60M and several large contracts are still expected to be booked in the first half of this year. In addition, we have submitted expressions of interest for Department of National Defence contracts for next year of $55M and are in discussions with the U.S. Military on several large sites in the U.S. scheduled for clean up in 2004.

Plant Operations

The early months of 2003 have seen some of the severest weather conditions on record for N.E. United States and Eastern Canada. As discussed on our February 6 Investor Conference Call, the weather has had some impact primarily on our customers operations and in total we lost approximately two weeks of production due to lack of soil and weather related slowdowns. This impact has been taken into consideration in our financial projections and the projections of the analysts that cover our Company.

Customer shipments were back up to speed by the end of January and the plant has operated flawlessly for a near record 39 consecutive days in extremely bad winter conditions. There is sufficient backlog of soil at the plant and scheduled shipments from customers to keep the plant operating well into the second quarter of 2003.

Permits

Permitting activities for the proposed new plant in Belledune, New Brunswick are currently in line with our expectations of beginning construction in the May time frame. We are working co-operatively with the New Brunswick Government and are currently in the process of complying with the requirements to obtain a construction permit.

Financial Guidance

The Company reiterates that they are confident in achieving the previously stated financial guidance of $1.20 to $1.30 Can per share for 2003.

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Press Release	PR 113 — 2003 03 10

For Immediate Release

About BENNETT Environmental Inc.

BENNETT Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. BENNETT Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

BENNETT Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the BENNETT Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

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